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                          September 14, 2020

       Kevin Sun
       Chief Financial Officer
       DermTech, Inc.
       11099 N. Torrey Pines Road, Suite 100
       La Jolla, CA 92037

                                                        Re: DermTech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2020
                                                            File No. 333-248642

       Dear Mr. Sun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeremy Glaser